SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                           WINDSOR PARK PROPERTIES 4,
                        a California limited partnership
                                (Name of Issuer)

                                 N' TANDEM TRUST

                           WINDSOR PARK PROPERTIES 4,
                        a California limited partnership

                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)


                      (CUSIP Number of Class of Securities)

                                 Steven G. Waite
                            Windsor Park Properties 4
                              6430 S. Quebec Street
                               Englewood, CO 80111
                                  303-741-3707

          (Name, Address and Telephone number of persons authorized
           to  receive  notices  and  communications  on  behalf of
                        person(s) filing statement)


                                 With copies to:
                             Jay L. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                          New York, New York 10166-0153
                                 (212) 878-8000

    This  Statement  is filed in  connection  with  (check the appropriate box):

         a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

         b. |_| The filing of a registration statement under the Securities Act Of 1933.

         c. |_|  A tender offer.

         d. |_|  None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box "a." above are preliminary copies: |X|

                               Calculation of Filing Fee

====================================== ===================================
Transaction Valuation 1                      Amount of Filing Fee
-------------------------------------- -----------------------------------
$11,871,750                                      $2,374.35
-------------------------------------- -----------------------------------
====================================== ===================================

               |_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      Amount previously paid:                               Filing party:

      Form or registration no.:                             Date Filed:


         This Transaction Statement on Schedule 13E relates to the proposed sale of the assets of Windsor Park Properties 4, a California limited partnership (the "Partnership") pursuant to a plan of liquidation (the "Plan of Liquidation") adopted by the general partners of the partnership (the "General Partners").

         Pursuant to the Plan of Liquidation, the Partnership will sell its single remaining wholly owned property and its six partial ownership interests in other properties (together, the "Properties") to N' Tandem Trust, an unincorporated California business trust ("N' Tandem"), whose advisory company, The Windsor Corporation, is also the managing general partner of the partnership (the "Managing General Partner"). Chateau Communities, Inc., which owns the Managing General Partner, also holds 9.8% of the capital stock of N' Tandem.

         In accordance with the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are seeking the consent of the holders (the "Limited Partners") of units of limited partnership interest in the Partnership (the "Units") to the sale of assets (the "Sales") and the Plan of Liquidation.

         The Cross Reference Sheet below is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Schedule 13E-3 in the Partnership's Consent Solicitation Statement (the "Consent Solicitation Statement") filed on February 5, 1999, by the Partnership with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Consent Solicitation Statement is incorporated into this
     Schedule 13E-3 by reference. A copy of the Consent Solicitation Statement is attached hereto as Exhibit (d). Capitalized terms not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.


_______________

1   For purposes of calculating the filing fee only.



                              CROSS REFERENCE SHEET


  Item in Schedule 13E-3                       Location in Consent Solicitation
                                               Statement by Caption

  Item 1.  Issuer and Class of Security
            Subject to the Transaction

              (a)                              Cover Page.  Summary - Purpose of the Consent
                                               Solicitation

              (b)                              Consent  Procedures;   Transactions  Authorized  By
                                               Consents - Record Date; Required Vote

              (c)                              Summary - No  Established  Trading  Market  for the
                                               Units

              (d)                              Summary - Historical Distributions

              (e)                              Not applicable

              (f)                              Description   of   the   Proposed   Transaction   -
                                               Background of the Transaction

  Item 2.     Identity and Background

              (a) - (d)                        Certain  Risk  Factors and Other  Considerations  -
                                               Conflicts   of   Interest.   Description   of   the
                                               Proposed  Transaction - Information  Concerning the
                                               Purchaser.  Appendix  A  -  Information  Concerning
                                               the Managing General Partner and the Purchaser

              (e)                              Not applicable

              (f)                              Not applicable


 Item in Schedule 13E-3                        Location in Consent Solicitation
                                               Statement by Caption

              (g)                              Appendix A -  Information  Concerning  the Managing
                                               General Partner and the Purchaser

 Item 3.     Past Contacts, Transactions or
              Negotiations

              (a)(1)                            Description of the Proposed Transaction
                                                - Background of the Proposed Transaction

                 (2)                            Description of the Proposed Transaction
                                                - Background of the Proposed  Transaction and - The
                                                Purchase and Sale Agreement

              (b)                               Description of the Proposed Transaction
                                                - Background of the Proposed  Transaction and - The
                                                Purchase and Sale Agreement

  Item 4.     Terms of the Transaction

              (a)                               Description of the Proposed Transaction

              (b)                               Not applicable

  Item 5.     Plans  or  Proposal  of  the  Issuer  or
              Affiliate

              (a) - (g)                         Description of the Proposed Transaction

  Item 6.     Source  and  Amounts  of  Funds or Other
              Consideration

              (a)                               Description of the Proposed Transaction
                                                - The Purchase and Sale Agreement


              (b)                               Description  of  the  Proposed  Transaction  -  The
                                                Purchase and Sale  Agreement.  Consent  Procedures;
                                                Transactions Authorized by
                                                Consents - Solicitation  Expenses and - Estimate of
                                                Liquidating Distributions


              (c)                               Description of the Proposed Transaction
                                                - Purchase and Sale Agreement

              (d)                               Not applicable

  Item 7.     Purposes,   Alternatives,   Reasons  and
              Effects

              (a) - (c)                         Description  of the Proposed  Transaction - Purpose
                                                of the Consent  Solicitation,  - Background  of the
                                                Proposed  Transaction.  Special  Factors - Fairness
                                                of the Transaction;  Recommendation  of the General
                                                Partners and - Alternatives Considered

              (d)                               Description  of the Proposed  Transaction - Purpose
                                                of the Consent  Solicitation  and -  Background  of
                                                the  Proposed   Transaction.   Special   Factors  -
                                                Fairness of the Transaction;  Recommendation of the
                                                General Partners,  and - Ownership of Properties By
                                                N'  Tandem  Following  Sales.  Federal  Income  Tax
                                                Consequences


  Item 8.     Fairness of the Transaction

              (a) - (b)                         Description  of the Proposed  Transaction - Purpose
                                                of the Consent  Solicitation  and -  Background  of
                                                the  Proposed   Transaction.   Special   Factors  -
                                                Fairness of the Transaction;  Recommendation of the
                                                General  Partners

              (c)                               Consent  Procedures;   Transactions  Authorized  by
                                                Consents - Record Date; Required Vote


              (d)                               Special  Factors  -  Fairness  of the  Transaction;
                                                Recommendation  of the  General  Partners.  Certain
                                                Risk   Factors  and  Other   Considerations   -  No
                                                Fairness  Opinion;  No  Appointment  of Independent
                                                Representative

              (e)                               Not applicable

              (f)                               Description   of   the   Proposed   Transaction   -
                                                Background  of the  Proposed  Transaction,  Special
                                                Factors   -    Fairness    of   the    Transaction.
                                                Recommendation of the General Partners



  Item 9.     Reports, Opinions, Appraisals and
              Certain Negotiations

              (a) - (c)                         The  Partnership's   Properties  -  Appraisals,   -
                                                Summary  and   Methodology   of  Appraisals  and  -
                                                Description  of  Properties,  Appraised  Values and
                                                Ownership Interests


  Item 10.    Interest in Securities of the Issuer

              (a)
                                                Consent  Procedures;   Transactions  Authorized  By
                                                Consents - Record Date; Required Vote

              (b)                               Not applicable

  Item 11.    Contracts, Arrangements or
              Understandings with Respect  to  the
              Issuer's Securities
                                                Not applicable

  Item 12.    Present Intention and  Recommendation of
              Certain   Persons  with  Regard  to  the
              Transaction

              (a)
                                                Consent  Procedures;   Transactions  Authorized  By
                                                Consents - Record Date; Required Vote


              (b)                               Consent  Procedures;   Transactions  Authorized  By
                                                Consents  - Record  Date;  Required  Vote.  Special
                                                Factors   -    Fairness    of   the    Transaction;
                                                Recommendation of the General Partners

  Item 13.    Other Provisions of the Transaction

              (a)
                                                Consent  Procedures;   Transactions  Authorized  By
                                                Consents - No Appraisal or Dissenters' Rights

              (b)                               Not applicable

              (c)                               Not applicable

  Item 14.   Financial Information

              (a)                               Financial  Statements.   Incorporation  of  Certain
                                                Documents by Reference

              (b)                               Not applicable

  Item 15.    Persons  and Assets  Employed,  Retained
              or Utilized
                                                Consent  Procedures;   Transactions  Authorized  By
              (a)                               Consents - Solicitation of Consents

              (b)                               Consent  Procedures;   Transactions  Authorized  By
                                                Consents - Solicitation of Consents

  Item 16.    Additional Information            Summary.    Certain    Risk   Factors   and   Other
                                                Considerations.   Description   of   the   Proposed
                                                Transaction.  Special  Factors.  The  Partnership's
                                                Properties.   Federal  Income  Tax  Considerations.
                                                Consent  Procedures;   Transactions  Authorized  By
                                                Consents.  Financial  Statements.  Incorporation of
                                                Certain Documents By Reference.


      Item 1.  Issuer and Class of Security Subject to the Transaction.

     (a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Windsor Park Properties 4, a California limited partnership (the "Partnership"), and the address of its principal executive offices is 6430 S. Quebec Street, Englewood, CO 80111. The information set forth on the cover page of the Consent Solicitation Statement and under the caption "Summary - Purpose of the Consent Solicitation" is incorporated herein by reference.

     (b) The class of security which is the subject of the Rule 13e-3 transaction is the units of limited partnership interest of the Partnership (the "Units"). The information set forth under the caption "Consent Procedures; Transactions Authorized by Consents - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

     (c) The information set forth under the caption "Summary - No Established Trading Market For the Units" in the Consent Solicitation Statement is incorporated herein by reference.

     (d) The information set forth under the caption "Summary - Historical Distributions" in the Consent Solicitation Statement is incorporated herein by reference.

     (e) Not applicable.

     (f) The  information  set  forth  under  the  caption  "Description  of the
     Proposed   Transaction  -  Background  of  the  Proposed   Transaction"  is
     incorporated herein by reference.

      Item 2.  Identity and Background.
     This Schedule 13E-3 is being filed jointly by N' Tandem, which is an affiliate of the Partnership, and the Partnership (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth under the captions "Background of the Transaction
     - Information about the Purchaser" and "Certain Risk Factors and Other Considerations - Conflicts of Interest," in the Consent Solicitation Statement is incorporated herein by reference.

     (a)-(d) Information required by this item relating to directors and executive officers of N' Tandem, Chateau, and The Windsor Corporation is set forth in Appendix A to the Consent Solicitation Statement, which is incorporated herein by reference.

     (e) To the knowledge of N' Tandem and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (f) To the knowledge of N' Tandem, and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, Federal or state securities laws or finding any violation of such laws.

     (g) Information required by this item relating to directors and executive officers of N' Tandem, Chateau and The Windsor Corporation is set forth in Appendix A to the Consent Solicitation Statement, which is incorporated herein by reference.

     Item 3.  Past Contacts, Transactions or Negotiations.

     (a) (1) The information under set forth the caption "Description of the Proposed Transaction Background of the Proposed
                  Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

                  (2) The information set forth under the caption "Description of the Proposed Transaction Background of the Proposed Transaction" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) The information set forth under the caption and "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 4.  Terms of the Transaction.

     (a) The information set forth under the caption "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

      (b)Not applicable.

      Item 5.  Plans or Proposals of the Issuer or Affiliate.

     (a)-(g) The Rule 13e-3 transaction provides for the sale of all of the Partnership's assets, a dissolution and winding up of the Partnership, and a termination of registration of the Units under the Exchange Act. The information set forth under the caption "Description of the Proposed Transaction" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 6.  Source and Amounts of Funds or Other Consideration.

     (a) The information contained in the last paragraph of "Description of the Proposed Transaction - The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) The information set forth under the captions "Description of the Proposed Transaction - The Purchase and Sale Agreement," "Consent Procedures; Transactions Authorized by Consents -Solicitation Expenses" and "-Estimate of Liquidating Distributions" in the Consent Solicitation Statement relating to the expenses estimated to be incurred in the transaction, is incorporated herein by reference.

     (c) The information contained in the last paragraph under the caption "Description of the Proposed Transaction - The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

     (d) Not applicable.

      Item 7.  Purpose(s), Alternatives, Reasons and Effects.

     (a)-(c) The information set forth under the captions "Description of the Proposed Transaction-Purpose of the Consent Solicitation," "- Background of the Proposed Transaction," and "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" and "- Alternatives Considered" in the Consent Solicitation Statement is incorporated herein by reference.

     (d) The information set forth under the captions "Description of the Proposed Transaction - Background of the Proposed Transaction" and "- Ownership of Properties By N' Tandem Following Sales" and "Special Factors
     - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. The information contained under the caption "Federal Income Tax Consequences" is incorporated herein by reference.

      Item 8.  Fairness of the Transaction.

     (a)-(b) N' Tandem and the General Partners of the Partnership reasonably believe that the transaction is fair to the unaffiliated Limited Partners. The information set forth under the captions "Description of the Proposed Transaction - Background of the Proposed Transaction" and "Special Factors
     - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.

     (c) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

     (d) The General Partners of the Partnership have not retained an independent representative to act on behalf of unaffiliated Unitholders. The information set forth under the caption "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" and "Certain Risk Factors and Other Considerations - No Fairness Opinion; No Appointment of Independent Representative" in the Consent Solicitation Statement is incorporated herein by reference.

     (e) The proposed transaction was approved by both of the General Partners of the Partnership. As a limited partnership, the Partnership does not have directors. All of the directors of the Managing General Partner were appointed by Chateau.

     (f) The information contained under the captions "Description of the Proposed Transaction - Background of the Proposed Transaction" and "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

     (a)-(c) The information contained under the captions "The Partnership's Properties - Appraisals," "Summary and Methodology of Appraisals," and "- Description of Properties, Appraised Values and Ownership Interests" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 10.  Interest in Securities of the Issuer.

     (a) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) Not applicable.

      Item 11.  Contracts, Arrangements or Understandings with
                Respect to the Issuer's Securities.

     Not applicable.

      Item 12.    Present Intention and Recommendation of Certain
                  Persons with Regard to the Transaction.

     (a) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) The information contained under the caption "Consent Procedures; Transactions Authorized By Consents Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference. The information set forth under the caption "Special Factors - Fairness of the Transaction; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. No other person has made a recommendation required to be described herein.

      Item 13.  Other Provisions of the Transaction.

     (a) The information set forth under the caption "Consent Procedures; Transactions Authorized By Consents No Appraisal or Dissenters' Rights" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

      Item 14.  Financial Information.

     (a) The information set forth under the captions "Financial Statements" and
     "Incorporation   of  Certain   Documents  By   Reference"  in  the  Consent
     Solicitation Statement is incorporated herein by reference.

     (b) Not applicable.

      Item 15.  Persons and Assets Employed, Retained or Utilized.

     (a) The  information  set forth  under  the  caption  "Consent  Procedures;
     Transactions Authorized By Consents Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

     (b) The  information  set forth  under  the  caption  "Consent  Procedures;
     Transactions Authorized By Consents Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

      Item 16.  Additional Information.

     The  information  contained  in  the  Consent  Solicitation   Statement  is
     incorporated herein by reference in its entirety.

      Item 17.  Materials to be Filed as Exhibits.

     (a)          Promissory Note of N' Tandem in favor of Chateau Communities,
                     Inc.*

     (b)(1)       Appraisals of Whitcomb Real Estate, Inc.*

     (b)(2)       Appraisals of Landmark Valuation, Inc.*

     (b)(3)       Appraisals of Appraisal Technology, Inc.*

     (d) Preliminary Consent Solicitation Statement and related proxy materials, as filed with the Commission on February 5, 1999.

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        WINDSOR PARK PROPERTIES 4,
                                        California Limited Partnership

                                        By:      The Windsor Corporation,
                                                   general partner




                                                By:   /s/ Steven G. Waite
                                                   ____________________________
                                                          Steven G. Waite
                                                          President

                                        Date:  February 5, 1999

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              N' TANDEM TRUST


                                              By:/s/ Gary P. McDaniel
                                                 ______________________________
                                                     Gary P. McDaniel
                                                     Trustee

                                              Date:  February 5, 1999

                                INDEX TO EXHIBITS

EXHIBIT NO.    DESCRIPTION                                                PAGE
-----------    -----------                                                ----
(a)            Promissory  Note of N'  Tandem in favor of  Chateau
               Communities, Inc.*
(b)(1)         Appraisals of Whitcombe Real Estate, Inc.*
(b)(2)         Appraisals of Landmark Valuation, Inc.*
(b)(3)         Appraisals of Appraisal Technology, Inc.*
(d)            Preliminary  Consent  Solicitation  Statement  and related proxy materials,  as filed with the Commission on February
               5, 1999.




______________

* To be Filed by Amendment
                                        14